1 / 3 FERROVIAL SE ANNOUNCES DIVIDEND PER SHARE AMOUNT Amsterdam, 21 May 2025 – Reference is made to the announcement dated 13 May 2025 announcing the declaration by Ferrovial SE ("Ferrovial", Ticker: "FER") of an interim scrip dividend of in aggregate EUR 228 million. Ferrovial announces that the dividend per share in the share capital of Ferrovial, with a nominal value of EUR 0.01 each, amounts to EUR 0.3182. As further detailed in the announcement dated 13 May 2025, the distribution will be payable in shares or cash at the election of Ferrovial's shareholders. If no election is made during the relevant election period, an election for a dividend in shares will be deemed to have been made and the dividend will consequently be paid in shares.1 The following expected timetable applies for the scrip dividend: 22 May 2025 : Ex-dividend date on the Madrid, Barcelona, Bilbao and Valencia stock exchanges (the Spanish Stock Exchanges) and Euronext Amsterdam, a regulated market of Euronext Amsterdam N.V. 23 May 2025 : Ex-dividend date on Nasdaq’s Global Select Market 23 May 2025 : Dividend record date 26 May 2025 (9:00 am CEST) – 6 June 2025 (5:30 pm CEST) : Election period in relation to Ferrovial shares held through a custodian as a participant in Euroclear Nederland or Iberclear 27 May 2025 (9:00 am EDT) – 6 June 2025 (5:00 pm EDT) : Election period in relation to Ferrovial shares held through a custodian as a participant in DTC or a holder of shares in Registered Form 23 June 2025 : Announcement of the number of existing Ferrovial shares entitled to one new Ferrovial share and the number of new Ferrovial shares to be issued From 25 June 2025 : Dividend payment date in cash and delivery of new Ferrovial shares 1 Banks and brokers may process the dividend in the default option as agreed upon in their contractual arrangements with Ferrovial shareholders or may set an earlier deadline for the receipt of election instructions from their clients to those detailed in the expected timetable. Ferrovial shareholders should contact their bank or broker to check their default option and timings.

2 / 3 If relevant changes to the timetable are made, they will be announced to the market. Forward-looking statements This announcement contains forward-looking statements, which include statements with respect to the Company’s interim scrip dividend, including the expected main milestones and timing of the scrip dividend process. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding payment and timing of the scrip dividend, as well as statements that include the words “expect,” “will,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: risks related to our diverse geographical operations; risks related to our acquisitions, divestments and other strategic transactions that we may undertake; the impact of competitive pressures in our industry and pricing, including the lack of certainty and costs in winning competitive tender processes; general economic and political conditions and events and the impact they may have on us, including, but not limited to, volatility or increases in inflation rates and rates of interest, increased costs and availability of materials, and other ongoing impacts resulting from circumstances including changes in tariff regimes, the Russia/Ukraine conflict, and the Middle East conflict; the fact that our business is derived from a small number of major projects; cyber threats or other technology disruptions; our ability to obtain adequate financing in the future as needed; our approach to dividend or other distribution determinations and the ability to pay dividends at current levels; our ability to maintain compliance with the continued listing requirements of Euronext Amsterdam, the Nasdaq Global Select Market and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; our ability to comply with our ESG commitments or other sustainability demands; the impact of any changes governmental laws and regulations, including but not limited to tax regimes or regulations; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2024 which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this announcement speak only as

3 / 3 of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this announcement are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 25,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is also included in globally recognized sustainability indices such as the Dow Jones Best in Class Index (former Dow Jones Sustainability Index), and strives to conduct all of its operations in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.